HANSEN MEDICAL, INC.

800 E. MIDDLEFIELD ROAD

MOUNTAIN VIEW, CA 94043

(650) 404 – 5800

January 23, 2013

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Martin James
Kate Tillan
Brian Soares
Russ Mancuso

Re:	December 21, 2012 Staff Comment Letter to Hansen Medical, Inc. Concerning
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012 and
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 9, 2012
File No. 001-33151

Dear Ms. Tillan and Messrs. James, Soares and Mancuso:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report and quarterly report (collectively, the “Filings”), which were the subject of your letter dated December 21, 2012 (the “Comment Letter”).

In this letter, we have reproduced your comments in italicized print and have followed the comments with our responses. References in this letter to “we,” “our” or “us” mean Hansen Medical, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

1.	Refer to your disclosure on page 112. Please tell us and revise future filings as appropriate to disclose the name and the relationship, if any, with Hansen Medical, of the customer who accounted for 15% of your revenues in 2011. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Securities and Exchange Commission

January 23, 2013

RESPONSE TO COMMENT 1:

We determined that the loss of this customer would not have a material adverse effect on us and our subsidiaries taken as a whole. Therefore, we did not disclose the name or relationship of the customer. We based this conclusion on the following facts: 1) The customer is a distributor, not the end customer of our products and products were sent directly to several distinct end customers; 2) The customer accounted for less than 10% of our revenues in 2010 and 2009; 3) Approximately half of the revenue associated with the customer in 2011 was due to products shipped and cash received in previous years but for which revenue was deferred and, as such, the significant economic benefits had been received in previous years; and 4) The customer was not expected to account for 10% of revenues in 2012 (this has in fact turned out to be the case.)

The Hansen Medical Solution, page 5

2.	Please tell us, and clarify in future filings, whether the studies mentioned in the penultimate paragraph on page 6 are studies you performed using your product.

RESPONSE TO COMMENT 2:

The studies mentioned were in fact performed using our product. We will clarify this in our future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 88

3.	Please separately quantify for us the effect of each of the material reasons for the change in revenue that you mention. Also, please tell us the reasons for the changes in your gross margins on both your product and services revenue, quantifying separately the effect of prices and volume. Please also provide us this information regarding the gross margins in your most recently completed nine-month period. We note the reference to product mix on page 22 of your most recent 10-Q. How did product mix change? What is the contribution of the Magellan system? What was the nature and reason for the changes in “production variances”? Additionally, please address these issues in future filings as applicable.

RESPONSE TO COMMENT 3:

In 2011 the Company recorded total revenue of $22.1 million primarily on the recognition of revenue on 23 robotic systems and 2,787 catheters. This compares to 2010 total revenue of

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January 23, 2013

$16.6 million on 12 robotic systems and 2,439 catheters. The Company provides this unit volume detail in our quarterly and annual earnings releases but has not historically included this information in our SEC filings. Instead, our MD&A disclosures on pages 87 and 89 discuss the qualitative factors driving variances from period to period. We believe that these qualitative disclosures have been appropriate because the low volume of transactions, the variability of the mix of catheters and systems, and the mix of robotic systems sold to end customers versus distributors can change notably from period to period. This includes the impact of sales of the Company’s Magellan systems which to date have been variable as to quantity and average selling price. A quantitative discussion of these factors would not necessarily indicate a trend that would be meaningful to the reader.

Additionally, the Company separately reported on page 88 that service revenue in 2011 was $5.4 million compared to $5.0 million in 2010. The Company did not disclose the driver of the $0.4 million growth year over year as this was considered immaterial to the growth in revenue. However, this growth was primarily driven by a 9% increase in the average number of systems under service contract in 2011 compared to 2010.

Production variances are principally the result of changes in the volume of products manufactured in a given period. Due to the low volume of transactions and the variability of the mix of catheters and systems, these variances can change notably from period to period.

Gross margins in 2011 were $4.9 million compared to $1.9 million in 2010. Consistent with our revenue and cost of revenue MD&A disclosures on page 89, margins fluctuated due to the number of units sold, the mix of robotic systems versus catheter units sold as well as average selling prices, manufacturing levels and manufacturing yields.

Gross margins for the nine months ended September 30, 2012 were $2.7 million compared to $3.3 million in the same period in 2011. Consistent with our revenue and cost of revenues MD&A disclosures on pages 19, 20 and 21 of our most recent Form 10-Q, margins fluctuated due to fluctuations in shipments and revenue levels, the mix of robotic systems versus catheter units sold, average selling prices, manufacturing levels including costs associated with the start up of our Magellan catheters and manufacturing yields.

In our filings we note that the difficult economic conditions and the early stage nature of our commercial activities combine to produce fluctuations in our quarterly and annual results and that these conditions are expected to continue. Specifically, we disclose the following on page 19 in the MD&A section of our most recent Form 10-Q, under revenue:

“We have experienced significant fluctuations in quarterly revenues, primarily attributable to still being in the early stages of our commercial launch and difficult general economic and capital market conditions, slower than expected macro-economic recovery and uncertainty created by health care reform legislation that has impacted capital purchases by healthcare providers. We expect these fluctuations to continue through 2012.”

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January 23, 2013

We also state the following on page 19 in the MD&A section of our most recent Form 10-Q, under cost of revenues:

“We expect that cost of revenues, both as a percentage of revenues and on a dollar basis, will continue to vary from quarter to quarter in 2012 due, among other things, to fluctuations in shipments and revenue levels, average selling prices, the mix of products sold including our Magellan Robotic System, manufacturing levels and manufacturing yields.”

However, in future filings we will add the specific volume disclosures such as those noted above, and will disclose the impact of variances in average selling prices, if material.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 110

4.	We see that on January 1, 2011, you adopted the new guidance outlined in FASB ASU 2009-13 and 2009-14 related to your multiple element arrangements that include software elements. Please provide us with the following:

•	A detailed description of your multiple-deliverable arrangements, including the nature and terms of the arrangement;

•	Identify the significant deliverables within each arrangement;

•	Describe the general timing of delivery or performance of the deliverables;

•	Describe the general timing of revenue recognition for separate units of accounting; and

•	Provide a description of any change in the units of accounting upon adoption of the new guidance.

In addition, please also revise future filings to provide all of the disclosures required by FASB ASC 605-25-50-2.

Securities and Exchange Commission

January 23, 2013

RESPONSE TO COMMENT 4:

We note your comment and will revise the description of our revenue recognition policy in future filings as follows:

Revenue Recognition

The Company’s revenues are primarily derived from the sale of the Sensei system and the Magellan Robotic System and the associated catheters as well as the sale of customer service contracts. Prior to January 1, 2011, as computer software was more than incidental to the functioning of those products, our revenue recognition policy was based on authoritative guidance regarding software revenue recognition. However, in October 2009, the Financial Accounting Standards Board issued authoritative guidance related to certain revenue arrangements that include software elements and revenue arrangements with multiple deliverables. This guidance became effective for us beginning January 1, 2011 and changes the way that we account for certain revenue arrangements that include multiple deliverables. In general, the new guidance allows certain elements to be recognized as revenue earlier than under the previous guidance. We adopted the revised guidance through prospective application, wherein all revenue arrangements entered into or materially modified after January 1, 2011 are accounted for under the revised guidance and any revenue arrangements which were entered into prior to January 1, 2011 and for which there is still unrecognized revenue will continue to be accounted for under the previous guidance. The adoption of the new guidance did not result in any change in the units of accounting.

Under the Company’s revenue recognition policy, revenues are recognized when persuasive evidence of an arrangement exists, delivery to the customer has occurred or the services have been fully rendered, the sales price is fixed or determinable and collectability is probable.

•

Persuasive Evidence of an Arrangement. Persuasive evidence of an arrangement for sales of systems is generally determined by a sales contract signed and dated by both the customer and the Company, including approved terms and conditions and the receipt of an approved purchase order. Evidence of an arrangement for the sale of disposable products is determined through an approved purchase order from the customer. Evidence of an arrangement for the sale of customer service is determined through either a signed sales contract or an approved purchase order from the customer. Sales to customers are generally not subject to any performance, cancellation, termination or return rights.

•	Delivery.

•	Systems and Disposable Products.Typically, ownership of systems, catheters and other disposable products passes to customers upon shipment, at which time delivery is deemed to be complete.

•

Customer Service Revenue.The Company recognizes customer service revenue from the sale of product maintenance plans. Revenue from customer services, whether sold individually or as a separate unit of accounting in a multi-element arrangement, is deferred and amortized over the service period, which is typically one year.

•

Multiple-element Arrangements. Typically, all products and services sold to customers are itemized and priced separately. It is common for the sale of Sensei and Magellan systems to include multiple elements which qualify as separate units of accounting. These elements commonly include the sale of the system and a product maintenance plan, in addition to installation of the system and initial training. Less commonly, these elements may include the sale of certain disposable products or other non-standard terms. Generally, under multiple-element arrangements, the systems are delivered at the beginning of the arrangement along with installation and training and the related revenue is recognized at that time, while the customer service revenue associated with the product maintenance plan is recognized ratably over the service period, which is typically one year. Other elements are recognized once delivered in accordance with contract terms. In arrangements that include multiple elements, the Company allocates revenue to the various elements based on vendor-

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January 23, 2013

specific objective evidence of fair value (“VSOE”) of the elements if VSOE exists. VSOE for each element is based on the price for which the item is sold separately, determined based on historical evidence of stand-alone sales of these elements or stated renewal rates for the element. If VSOE does not exist for an element, the Company allocates revenue based on third-party evidence (“TPE”) of selling price for the elements if TPE exists. TPE is the price of the Company’s or any competitor’s largely interchangeable products or services in standalone sales to similarly-situated customers. If neither VSOE nor TPE exist for a specific element, the Company allocates revenue to the various elements based on its best estimate of the selling price for that element or estimated selling price (“ESP”) using a top-down approach, which takes into account the Company’s target prices and overall pricing objectives. In situations where the Company has delivered certain elements but not delivered other elements, the Company, after it has allocated revenue to the various elements under the relative selling price method based on VSOE, TPE or ESP, defers revenue for the undelivered elements. Typically, the Company uses VSOE to allocate revenues from the sale of Sensei systems, most disposables and product maintenance plans and ESP to allocate revenues from the sale of Magellan systems as well as installation and training.

•

Sales Price Fixed or Determinable.The Company assesses whether the sales price is fixed or determinable at the time of the transaction. Sales prices are documented in the executed sales contract or purchase order received prior to shipment. If a significant portion of the sales price is considered to have extended payment terms, the sales price is accounted for as not being fixed or determinable and revenue is recognized as payments become due. The Company’s standard terms do not allow for contingencies, such as trial or evaluation periods, refundable orders, payments contingent upon the customer obtaining financing or other contingencies which would impact the customer’s obligation. In situations where these or other contingencies are included, all related revenue is deferred until the contingency is resolved. In the third quarter of 2012, the Company began shipping systems under a limited commercial evaluation program to allow certain strategic accounts to install and utilize systems for a trial period before deciding if they wish to purchase. Systems under this program remain the property of the Company and are recorded in inventory and a sale only occurs upon the issuance of a purchase order from the customer.

•

Collectability.The Company assesses whether collection is probable based on a number of factors, including the customer’s past transaction history and credit worthiness. If collection of the sales price is not deemed probable, the revenue is deferred and recognized at the time collection becomes probable, which is usually upon receipt of cash. The Company’s sales contracts generally do not allow the customer the right of cancellation, refund or return, except as provided under the Company’s standard warranty. If such rights were allowed, all related revenues would be deferred until such rights expired.

Significant management judgments and estimates are made in connection with the determination of revenue to be recognized and the period in which it is recognized. If different judgments and estimates were utilized, the amount of revenue to be recognized and the period in which it is recognized could differ materially from the amounts reported.

Item 11. Executive Compensation, page 140

5.	Tell us with specificity how you addressed each of the issues in comments 5 and 6 of our May 29, 2009 letter to you.

Securities and Exchange Commission

January 23, 2013

RESPONSE TO COMMENT 5:

In response to the Staff’s comment #5 from its May 29, 2009 letter, the Company advises the Staff that it removed the reference to a “competitive total compensation package” from subsequent filings.The following is the description of our executive compensation philosophy from our Definitive Proxy Statement, Schedule 14A filed with the Commission on March 30, 2012 which generally describes the total compensation of our named executive officers as well as the importance of the use of judgment by the Board of Directors and its Compensation Committeein determining the compensation of our named executive officers:

Our named executive officers’ compensation consists of a combination of base salary, short-term incentives and long-term equity compensation, in addition to broad-based employee benefit programs, perquisites and severance protection. In determining the amount and mix of compensation elements and whether each provides the correct incentives and rewards for performance consistent with our goals and objectives, our Board of Directors and its Compensation Committee rely on their judgment and experience about each individual’s performance and incentives in a rapidly changing business environment, rather than on rigid guidelines. Although we have no formal policies or guidelines for allocating compensation between short—and long-term incentives or cash and non-cash compensation, we have typically relied on long-term, equity-based incentives to motivate, incentivize and retain our executive officers.

In response to the Staff’s comment #6 from its May 29, 2009 letter, the Company advises the Staff that, while a number of factors typically contribute to compensation decisions, it has both described its decision making processes generally as well as how specific factors and the subjective discretion of the Compensation Committee (or, where applicable, the Board of Directors) were used in making compensation decisions. For example, under the heading “Base Salary” in the Company’s 2012 Proxy Statement, the Company described which factors contributed to each salary decision in 2011, including that the initial base salaries for Messrs. MacKinnon and Mariani (who were both hired in 2011) were the product of negotiations at the time they were hired, that Mr. Barclay’s base salary increase was based on the Board of Directors’ and its Compensation Committee’s assessment of his performance during his first year of employment and that the base salary increases approved for Drs. Mittendorff and Peplinski were motivated by retention concerns.

Securities and Exchange Commission

January 23, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Condensed Consolidated Financial Statements

Note 8. Stockholders’ Equity

Stock-based Compensation, page 14

6.	We see that during the first fiscal quarter ended March 31, 2012, you recorded out of period adjustments related to stock based compensation which impacted the fiscal year ended December 31, 2011. Please tell us more about this adjustment, including a description of the nature of the error and the accounting basis for the error correction. In addition, tell us how management concluded these adjustments were not material to each related period and provide us with your SAB Topic 1.M (SAB No. 99) and SAB Topic 1.N (SAB No. 108) analysis supporting your conclusion.

RESPONSE TO COMMENT 6:

Beginning in January 2007, when Hansen began administering its 2006 Employee Stock Purchase Plan (the “ESPP”) the Company researched the method of accounting for the stock-based compensation associated with the ESPP. After discussions with consultants and our then-auditors, the Company determined that the correct methodology for calculating the stock-based compensation was to compute an estimate of the stock compensation expense at the beginning of the ESPP offering period and subsequently adjust it at each balance sheet date until the end of the offering period, not just for the number of shares, but also for the actual fair market value of the shares as estimated using the Black-Scholes model. A model was developed to account for stock-based compensation using this methodology which was used for all accounting periods through December 2011.

In connection with the audit of the Company’s 2011 financial statements, the accounting methodology employed by Hansen to account for the stock-based compensation for its ESPP was reviewed. The accounting literature, specifically from ASC 718-50-25 and ASC 718-50-55-2 was reviewed and there was no direct match found from the guidance there to our specific type of plan. However, after discussions with specialists regarding standard practice and review of guidance such as that from ASC 718-50-35-1, it was determined that the correct methodology is to calculate the stock-based compensation expense at the beginning of the ESPP offering period and adjust that only for the number of shares actually issued. As a result, the Company concluded that the methodology used for the years 2007 through 2011 was incorrect. The amount of the correction was determined to be immaterial and was not booked in the fourth quarter of 2011. The correction was booked in the first quarter of 2012. These decisions were based on the following analyses:

Impact on Statements of Operations

The impact to the various line items on the Company’s statements of operations for the impacted years is show as follows:

COGS (in thousands):	2007	2008	2009	2010	2011	Q1 2012 (Correction)
COGS as Reported	8,955	19,165	16,147	14,736	17,211	4,070
COGS as Adjusted	8,870	19,129	16,190	14,749	17,165	3,922
Variance	(85)	(36)	43	13	(46)	(148)
%	- 0.95%	- 0.19%	0.27%	0.09%	- 0.27%	- 3.64%

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January 23, 2013

Gross Margin (‘000)	2007	2008	2009	2010	2011	Q1 2012 (Correction)
Gross Margin as Reported	509	4,281	6,056	1,898	4,918	584
Gross Margin as Adjusted	594	4,317	6,013	1,885	4,964	732
Variance	85	36	(43)	(13)	46	148
%	16.76%	0.84%	-0.71%	-0.68%	0.94%	25.34%

R&D (‘000)	2007	2008	2009	2010	2011	Q1 2012 (Correction)
R&D as Reported	19,020	25,582	19,828	18,170	12,156	4,679
R&D as Adjusted	18,677	25,509	19,861	18,194	12,047	4,298
Variance	(343)	(73)	33	24	(109)	381
%	-1.80%	-0.28%	0.16%	0.13%	-0.90%	-8.14%

SG&A (‘000)	2007	2008	2009	2010	2011	Q1 2012 (Correction)
SG&A as Reported	24,179	37,112	37,524	28,736	31,428	7,570
SG&A as Adjusted	24,035	37,067	37,578	28,765	31,371	7,359
Variance	(144)	(45)	54	29	(57)	(211)
%	-0.59%	-0.12%	0.14%	0.10%	-0.18%	-2.79%

Operating Expenses (‘000)	2007	2008	2009	2010	2011	Q1 2012 (Correction)
Operating Expenses as Reported	54,549	62,694	57,352	36,903	43,584	12,249
Operating Expenses as Adjusted	54,062	62,576	57,439	36,956	43,418	11,657
Variance	(487)	(118)	87	53	(166)	(592)
%	-0.89%	-0.19%	0.15%	0.14%	-0.38%	4.83%

Loss from Operations (‘000)	2007	2008	2009	2010	2011	Q1 2012 (Correction)
Loss from Operations as Reported	(54,040)	(58,413)	(51,296)	(35,005)	(15,666)	(11,665)
Loss from Operations as Adjusted	(53,468)	(58,259)	(51,426)	(35,071)	(15,454)	(10,925)
variance	572	154	(130)	(66)	212	740
%	-1.06%	-0.26%	0.25%	0.19%	-1.36%	6.34%

Net Loss (‘000)	2007	2008	2009	2010	2011	Q1 2012 (Correction)
Net Loss as Reported	(50,859)	(57,868)	(52,449)	(37,895)	(16,712)	(12,551)
Net Loss as Adjusted	(50,287)	(57,714)	(52,579)	(37,961)	(16,500)	(11,811)
variance	572	154	(130)	(66)	212	740
%	-1.12%	-0.27%	0.25%	0.17%	-1.27%	5.90%

Securities and Exchange Commission

January 23, 2013

Net Loss per Share (‘000)	2007	2008	2009	2010	2011	Q1 2012 (Correction)
Net Loss per share as Reported	$(2.35)	$(2.39)	$(1.55)	$(0.78)	$(0.30)	$(0.21)
Net Loss per share as Adjusted	$(2.33)	$(2.38)	$(1.55)	$(0.78)	$(0.30)	$(0.20)
Variance	$(0.02)	$(0.01)	$—	$—	$—	$(0.01)
%	-0.85%	0.42%	0.00%	0.00%	0.00%	3.60%

Adjusted amounts in the tables above reflect the impact if the correcting entries had been recorded in each period. As noted above, the impact in any given year on the financial statement line items presented above is almost always less than 1%.

The Company also investigated the impact of the adjustment on the Company’s trends. The trended impact on gross margin, which had one period of 16.8%, and net loss is shown on the following graphs which show no significant difference in the trended amounts:

Securities and Exchange Commission

January 23, 2013

The impact to the balance sheet is limited to accumulated deficit and APIC, with no impact to total stockholders’ equity. The impact on accumulated deficit and APIC since 2007 is as follows:

Accumulated Deficit (‘000)	2007	2008	2009	2010	2011
Accumulated Deficit as Reported	(109,873)	(167,741)	(220,190)	(258,085)	(274,797)
Accumulated Deficit as Adjusted	(109,301)	(167,015)	(219,594)	(257,554)	(274,054)
Variance	572	726	596	531	743
%	-0.52%	-0.43%	-0.27%	-0.21%	-0.27%

APIC (‘000)	2007	2008	2009	2010	2011
APIC as Reported	158,607	210,548	253,968	289,219	308,153
APIC as Adjusted	158,035	209,822	253,372	288,688	307,410
Variance	(572)	(726)	(596)	(531)	(743)
%	-0.36%	-0.34%	-0.23%	-0.18%	-0.24%

Materiality Considerations

The U.S. Supreme Court addressed the definition of materiality in TSC Industries, Inc. v. Northway, Inc. 426 US 438 (1976). The court stated that in order for a fact to be material, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

Securities and Exchange Commission

January 23, 2013

In FASB Statement of Financial Accounting Concepts No. 2 (1980), the FASB has stated the essence of the concept of materiality as follows:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”.

In 1999, the SEC released SAB 99, which sets forth the SEC staff’s view of the definition of materiality. In it, the staff states that SAB 99 is consistent with, and does not change, the Supreme Court’s definition or existing accounting literature on the definition of materiality. Rather, SAB 99 sets forth an analytical framework for analyzing materiality according to the Supreme Court’s “total mix” standard and the FASB’s “surrounding circumstances” concept.

Both the Northway decision and FASB Concepts No. 2 recognized that determining materiality is a complex judgment that cannot be made mechanically. SAB 99 favorably cites FASB Concepts No. 2, which states that “the predominant view is that materiality judgments can properly be made only by those who have all the facts. [The FASB’s] present position is that no general standards of materiality could be formulated to take into account all of the considerations that enter into an experienced human judgment.” Likewise, the Supreme Court in Northway found that the determination of materiality was a complex mix of fact and law, stating that “In considering whether summary judgment is appropriate, we must bear in mind that the underlying objective facts, which will often be free from dispute, are merely the starting point for the ultimate determination of materiality. The determination requires delicate assessments of the inferences a ‘reasonable shareholder’ would draw from a given set of facts and the significance of those inferences to him, and these assessments are peculiarly ones for the trier of fact.”

SAB 99 does not seek to establish a mechanical test for determining materiality, but rather sets forth a framework for analyzing materiality that the SEC believes issuers must apply. Under SAB 99, this framework requires first the consideration of “quantitative” factors and, if the amounts are not deemed material, a further consideration of “qualitative” factors needs to be made. The first step of considering quantitative factors must be followed by a consideration of qualitative factors, because “as a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements.”

SAB 99 refers to qualitative considerations as “the surrounding circumstances that inform an investor’s evaluation of financial statement entries.” SAB 99 sets forth certain qualitative considerations the SEC staff considers to be important which are listed below. It is important to note that SAB 99 does not purport to set forth an exhaustive list of such factors, stating only that

Securities and Exchange Commission

January 23, 2013

the listed considerations “may well render material a quantitatively small misstatement of a financial statement item…” It is also important to note that the application of the factors that are set forth in SAB 99 is not intended to supplant the materiality test set forth by the Supreme Court or in the existing FASB accounting literature. The considerations under SAB 99 are as follows:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

•	whether the misstatement masks a change in earnings or other trends;

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;

•	whether the misstatement changes a loss into income or vice versa;

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

•	whether the misstatement affects the registrant’s compliance with regulatory requirements;

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;

•	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation; and

•	whether the misstatement involves concealment of an unlawful transaction.

As summarized below, management applied the materiality standard set by the Supreme Court in Northway, and by the FASB Concepts No. 2, using SAB 99’s qualitative and quantitative analytical framework to evaluate the impact, to the facts at hand.

Securities and Exchange Commission

January 23, 2013

Management’s Assessment

In addition to the quantitative factors discussed above, in accordance with SEC Staff Accounting Bulletin No. 99, management further considered the qualitative factors of the error, as outlined below, in coming to its assessment of the overall materiality of the error on the financial statements.

Qualitative Consideration	Company’s Assessment

Does the misstatement arise from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate?	The adjustment is capable of precise measurement.

Does the misstatement mask a change in earnings or other trends?

As shown in the above data and graphs, the impact of the adjusted amounts on net loss for any given year is 1.27% at the highest and 0.17% at the lowest. This does not significantly impact the net loss, does not create a change from net loss to net income for any period nor does it significantly impact the net loss trend.

The impact of the adjusted amounts on accumulated deficit in any given period ranges from 0.52% to 0.21%. This does not create a significant change to the accumulated deficit for any period shown.

Does the misstatement hide a failure to meet consensus analysts’ expectations	As shown in the above data and trend graphs, the impact of the adjusted amounts on net loss was minimal for each of the impacted years. The Company is not aware that the change of any of the affected numbers resulted in a failure to meet consensus analysts’ expectation of net income.

Does the misstatement change a loss into income or vice versa?	The adjustment does not change a loss into income, or vice versa, for any period.

Does the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?	The Company operates in only one segment and therefore the adjustment has no impact on any particular segment of the Company’s business.

Does the misstatement affect the registrant’s compliance with regulatory requirements?	The adjustment does not affect the Company’s compliance with regulatory requirements.

Does the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements?	The adjustment does not affect the Company’s compliance with loan covenants or other contractual requirements.

Securities and Exchange Commission

January 23, 2013

Qualitative Consideration	Company’s Assessment

Does the misstatement have the effect of increasing management’s compensation?

From inception through 2009, the Company did not have an incentive bonus program. Bonuses paid have been discretionary and have related to milestones such as the Company completing its IPO or achieving commercialization of its Sensei product. As such, the adjustment would have no impact on compensation for these years.

Starting in 2010 and continuing into 2011, the Company made performance-contingent RSU grants to management; however, performance conditions were not dependent on net income or any other financial reporting metric other than total cash and investments at the end of the period. As such, the adjustment would have no impact on any compensation.

Does the misstatement involve concealment of an unlawful transaction?	The adjustment does not involve the concealment of an unlawful transaction.

Was the misstatement intentional on the part of management?	Everything was done openly and shared with our auditors since 2007.

Is it expected that the misstatement may result in a significant positive or negative market reaction?	Given the amounts involved, it was believed very improbable that the adjustment would have any impact in the market once announced. Following the announcement, there was no evidence of significant market reaction.

Is the Company close to break even?	The Company has been in a significant loss position for every year since inception. That is also true for 2007 through 2011 and is expected to be true for 2012 as well.

Impact to the Quality of Earnings

The impact to the quality of the Company’s earnings is minimal. The percentage change to most line items and to all summary line items is not significant and the impact on the trends of the Company’s financial statistics is miniscule.

Conclusion

After considering the quantitative and qualitative factors outlined above, Management believes the adjustment related to the stock-based compensation for the ESPP for the years 2007 through 2011 would not have significantly altered the information available to a reasonable investor and is not a material misstatement of the financial statements for the following reasons:

1)	The effect of the adjustment on the various expense line items for the years 2007 through 2011 did not significantly impact the movement and trends of the Company’s expenses.

Securities and Exchange Commission

January 23, 2013

2)	The effect of the adjustment on net loss for the years 2007 through 2011 was less than 1.5% for any year and less than 1% for three of the years, did not impact the net loss trend and would not have changed the Company from a net loss to a net income position for any of the years.

3)	The adjustment had less than a 0.5% impact on accumulated deficit and had no impact on any of the major balance sheet caption totals.

The correction of the error in the first quarter of 2012 was disclosed in the footnotes to the financial statements to allow investors to take it into account in their analyses.

Item 2. Management’s Discussion and Analysis of Financial Condition and results of Operations, page 17

7.	With a view toward disclosure in future filings, please tell us the key terms of your commercial evaluation program. Include whether the program extends to solely your Magellan system, the length of the trial period, any material obligations of the parties, termination provisions, the extent that the program has been implemented, and the amount of the revenue derived from the program.

RESPONSE TO COMMENT 7:

Beginning in the third quarter of 2012, Hansen Medical initiated a limited commercial evaluation program to allow certain key accounts to install and utilize our systems for a limited trial period while the purchase contract is being evaluated by the hospital. Hospitals participating in the limited commercial evaluation program are not obligated to purchase the system as they complete their evaluation and they must purchase the catheters used during the evaluation process. The limited program can be used with either the Magellan or Sensei systems. The program is subject to a written evaluation agreement with the customer and the length of the evaluation period is intended to be short, initially a period of a few months, depending upon the specific arrangement with the customer. Material obligations are limited to our providing the potential customer with a system and selling them catheters as requested during the evaluation period. Upon termination of the agreement, the customer may purchase the system or return the system to the Company. To date, the program has had a limited implementation and no significant revenue has been derived.

The Company will include a description of the program in the business section of its forthcoming Report on Form 10-K as well as in its description of its revenue recognition policy.

Securities and Exchange Commission

January 23, 2013

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 404-2712 or David T. Young, our outside counsel, at (650) 463-5353 if you have any questions or would like additional information regarding these matters.

Very truly yours,

/s/ Peter J. Mariani

Peter J. Mariani
Chief Financial Officer

cc:	David T. Young, Esq.